Newmont Mining Corporation
6363 South Fiddler’s Green Circle, Suite 800
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837 www.newmont.com

December 13, 2013

VIA EDGAR AND FEDEX

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

Washington, DC 20549-4628

Re:	Newmont Mining Corporation
Form 10-K for Fiscal year Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed July 26, 2013
Supplemental Response submitted October 17, 2013
File No. 001-31240
Supplemental Response submitted December 2, 2013

Dear Mr. Reynolds,

Please find below the response of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”) to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to the Company dated November 1, 2013 (the “Comment Letter”).

This letter is in supplement to our response dated December 2, 2013. We note that the Company intends to present the All-in sustaining costs non-GAAP financial measure on a net of by-product credits basis (as explained on page 2). We confirm that in future Exchange Act filings the Company will reconcile the All-in sustaining costs measure to the most directly comparable GAAP financial measure on the Company’s financial statements (as noted in footnote 1 to the tables on pages 4-7).

Please see the following draft example All-in sustaining costs disclosure based on our Form 10-Q for Fiscal Quarter Ended September 30, 2013, filed October 31, 2013 (with changes noted by underline), which will be updated accordingly in our Form 10-K for the Year Ended December 31, 2013.

All-In Sustaining Costs

Newmont has worked to develop a metric that expands on GAAP measures such as cost of goods sold and non-GAAP measures to provide visibility into the economics of our gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations.

Current GAAP-measures used in the gold industry, such as cost of goods sold, do not capture all of the expenditures incurred to discover, develop, and sustain gold production. Therefore, we believe that all-in sustaining costs and attributable all-in sustaining costs are non-GAAP measures that provide additional information to management, investors, and analysts that aid in the understanding of the economics of our operations and performance compared to other gold producers and in the investor’s visibility by better defining the total costs associated with producing gold.

All-in sustaining cost (“AISC”) amounts are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks such as in International Financial Reporting Standards (“IFRS”), or by reflecting the benefit from selling non-gold metals as a reduction to AISC. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies.

The following disclosure provides information regarding the adjustments made in determining the All-in sustaining costs measure:

Cost Applicable to Sales—Includes all direct and indirect costs related to current gold production incurred to execute the current mine plan. Costs Applicable to Sales (“CAS”) includes by-product credits from certain metals obtained during the process to extract and process the primary ore-body. CAS ~~It~~ is accounted for on an accrual basis and excludes Amortization and Reclamation and remediation, which is consistent with our presentation of ~~Costs Applicable to Sales (“~~CAS~~”)~~ on the Statement of Consolidated Income. In determining All-in sustaining costs, only the CAS associated with producing and selling an ounce of gold is included in the measure. Therefore, the amount of gold CAS included in AISC is derived from the CAS presented in the Company’s Statement of Consolidated Income less the amount of CAS attributable to the production of copper at our Boddington and Batu Hijau mines. The copper CAS at those mine sites is disclosed in Note 3 – Segments that accompany the Consolidated Financial Statements. The allocation of CAS between gold and copper at the Boddington and Batu Hijau mines is based upon the relative sales percentage of copper and gold sold during the period.

Remediation Costs—Includes accretion expense related to asset retirement obligations (“ARO”) and the amortization of the related Asset Retirement Cost (“ARC”) for the Company’s operating properties recorded as an ARC asset. Accretion related to ARO and the amortization of the ARC assets for reclamation and remediation do not reflect annual cash outflows but are calculated in accordance with GAAP. The accretion and amortization reflect the periodic costs of reclamation and remediation associated with current gold production and are therefore included in the measure. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Boddington and Batu Hijau mines.

Advanced Projects and Exploration—Includes incurred expenses related to projects that are designed to increase or enhance current gold production and gold exploration. We note that as current resources are depleted, exploration and advance projects are necessary for us to replace the depleting reserves or enhance the recovery and processing of the current reserves. As this relates to sustaining our gold production, and is considered a continuing cost of a mining company, these costs are included in the AISC measure. These costs are derived from the Advanced projects, research and development and Exploration amounts presented in the Company’s Statement of Consolidated Income less the amount attributable to the production of copper at our Boddington and Batu Hijau mines. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Boddington and Batu Hijau mines.

General and Administrative—Includes cost related to administrative tasks not directly related to current gold production, but rather related to support our corporate structure and fulfilling our obligations to operate as a public company. Including these expenses in the AISC metric provides visibility of the impact that general and administrative activities have on current operations and profitability on a per ounce basis.

Other Expense, net—Includes costs related to regional administration and community development to support current gold production. We exclude certain exceptional or unusual expenses from Other expense, net, such as restructuring, as these are not indicative to sustaining our current gold operations. Furthermore, this adjustment to Other expense, net is also consistent with the nature of the adjustments made to Net income (loss) as disclosed in the Company’s non-GAAP financial measure Adjusted net income (loss). The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Boddington and Batu Hijau mines.

Sustaining Capital—We determined sustaining capital as those capital expenditures that are necessary to maintain current gold production and execute the current mine plan. Capital expenditures to develop new operations, or related to projects at existing operations where these projects will enhance gold production or reserves, are considered development. We determined the breakout of sustaining and development capital costs based on a systematic review of our project portfolio in light of the nature of each project. Sustaining capital costs are relevant to the AISC metric as these are needed to maintain the Company’s current gold operations and provide improved transparency related to our ability to finance these expenditures from current operations. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Boddington and Batu Hijau mines.

Three Months Ended September 30, 2013	Costs Applicable to Sales(1)(2)(3)(4)	Remediation Costs(5)	Advanced Projects and Exploration(6)	General and Administrative	Other Expense, Net(7)	Sustaining Capital(8)	All-In Sustaining Costs	Ounces Sold (000)(9)	All-In Sustaining Costs per ounce
Nevada	$251	$3	$25	$—	$5	$62	$346	479	$722
La Herradura	40	—	10	—	—	11	61	52	1,173
Other North America	—	—	1	—	1	1	3	—

North America	291	3	36	—	6	74	410	531	772

Yanacocha	154	23	9	—	36	38	260	261	996
Conga	—	—	15	—	3	—	18	—
Other South America	—	—	4	—	(1)	—	3	—

South America	154	23	28	—	38	38	281	261	1,077

Attributable to Newmont							146	133	1,098

Boddington	152	2	1	—	1	20	176	147	1,197
Other Australia/New Zealand	202	7	7	—	8	41	265	266	996

Australia/New Zealand	354	9	8	—	9	61	441	413	1,068

Batu Hijau	11	—	1	—	—	3	15	14	1,071

Indonesia	11	—	1	—	—	3	15	14	1,071

Attributable to Newmont							8	7	1,071

Ahafo	75	—	12	—	7	23	117	146	801
Akyem	—	—	2	—	—	—	2	—
Other Africa	—	—	3	—	—	—	3	—

Africa	75	—	17	—	7	23	122	146	836

Corporate and Other	—	—	36	48	2	1	87	—

Consolidated	$885	$35	$126	$48	$62	$200	$1,356	1,365	$993

Attributable to Newmont(9)							$1,214	1,230	$987

(1)	Excludes copper production at Boddington and Batu Hijau of $151. Consolidated Costs Applicable to Sales totaled $1,036 for the three months ended September 30, 2013.
(2)	Excludes Amortization and Reclamation and remediation.
(3)	Includes stockpile and leachpad write-downs of $3 at Nevada, $10 at Yanacocha, $20 at Boddington and $2 at Batu Hijau.
(4)	Includes by-product credits of $67.
(5)	Remediation costs include operating accretion of $15 and amortization of asset retirement costs of $20.
(6)	Excludes the copper allocation to advanced projects and exploration of $1.
(7)	Other expense, net is adjusted for restructuring of $20 and the copper allocation of $2.
(8)	Excludes capital expenditures for the following development projects: Phoenix Copper Leach, Turf Vent Shaft, Yanacocha Bio Leach, Conga, Merian, Ahafo Mill Expansion and Akyem for 2013.
(9)	Excludes our attributable gold production from our affiliates, La Zanja and Duketon.

Three Months Ended September 30, 2012	Costs Applicable to Sales(1)(2)(3)(4)	Remediation Costs(5)	Advanced Projects and Exploration(6)	General and Administrative	Other Expense, Net(7)	Sustaining Capital(8)	All-In Sustaining Costs	Ounces Sold (000)(9)	All-In Sustaining Costs per ounce
Nevada	$292	$3	$47	$—	$7	$101	$450	442	$1,018
La Herradura	31	—	11	—	—	10	52	51	1,020
Other North America	—	—	1	—	—	—	1	—	—

North America	323	3	59	—	7	111	503	493	1,020

Yanacocha	185	8	14	—	13	142	362	356	1,017
Conga	—	—	9	—	—	—	9	—	—
Other South America	—	—	15	—	2	(1)	16	—	—

South America	185	8	38	—	15	141	387	356	1,087

Attributable to Newmont							206	183	1,126

Boddington	155	2	2	—	—	19	178	167	1,066
Other Australia/New Zealand	201	6	23	—	11	59	300	216	1,389

Australia/New Zealand	356	8	25	—	11	78	478	383	1,248

Batu Hijau	17	1	1	—	1	5	25	15	1,667

Indonesia	17	1	1	—	1	5	25	15	1,667

Attributable to Newmont							10	7	1,667

Ahafo	69	1	20	—	7	25	122	123	992
Akyem	—	—	6	—	—	—	6	—	—
Other Africa	—	—	3	—	—	—	3	—	—

Africa	69	1	29	—	7	25	131	123	1,065

Corporate and Other	—	—	30	51	6	4	91	—	—

Consolidated	$950	$21	$182	$51	$47	$364	$1,615	1,370	$1,179

Attributable to Newmont(9)							$1,419	1,189	$1,193

(1)	Excludes copper production at Boddington and Batu Hijau of $138. Consolidated Costs Applicable to Sales totaled $1,088 for the three months ended September 30, 2012.
(2)	Excludes Amortization and Reclamation and remediation.
(3)	Includes stockpile and leach pad write-downs of $2 at Yanacocha and $2 at Other Australia/New Zealand.
(4)	Includes by-product credits of $57.
(5)	Remediation costs include operating accretion of $14 and amortization of asset retirement costs of $7.
(6)	Excludes the copper allocation to advanced projects and exploration of $7.
(7)	Other expense, net is adjusted for Hope Bay care and maintenance of $27, restructuring of $48 and the copper allocation of $9.
(8)	Excludes capital expenditures for the following development projects: Phoenix Copper Leach, Turf Vent Shaft, Emigrant, Yanacocha Bio Leach, Conga, Merian, Tanami Shaft, Ahafo Mill Expansion and Akyem for 2012.
(9)	Excludes our attributable gold production from our affiliates, La Zanja and Duketon.

Nine Months Ended September 30, 2013	Costs Applicable to Sales(1)(2)(3)(4)	Remediation Costs(5)	Advanced Projects and Exploration(6)	General and Administrative	Other Expense, Net(7)	Sustaining Capital(8)	All-In Sustaining Costs	Ounces Sold (000)(9)	All-In Sustaining Costs per ounce
Nevada	$799	$10	$78	$—	$13	$198	$1,098	1,229	$893
La Herradura	122	—	31	—	—	61	214	161	1,329
Other North America	—	—	2	—	4	1	7	—

North America	921	10	111	—	17	260	1,319	1,390	949

Yanacocha	509	68	32	—	61	108	778	836	931
Conga	—	—	16	—	2	—	18	—
Other South America	—	—	14	—	—	—	14	—

South America	509	68	62	—	63	108	810	836	969

Attributable to Newmont							423	429	986

Boddington	578	5	1	—	2	64	650	540	1,204
Other Australia/New Zealand	697	19	31	—	32	118	897	742	1,209

Australia/New Zealand	1,275	24	32	—	34	182	1,547	1,282	1,207

Batu Hijau	81	1	2	—	2	10	96	33	2,909
Other Indonesia	—	—	—	—	(2)	—	(2)	—

Indonesia	81	1	2	—	—	10	94	33	2,848

Attributable to Newmont							45	16	2,813

Ahafo	226	2	36	—	21	98	383	407	941
Akyem	—	—	7	—	—	—	7	—
Other Africa	—	—	11	—	1	—	12	—

Africa	226	2	54	—	22	98	402	407	988

Corporate and Other	—	—	88	158	16	8	270	—

Consolidated	$3,012	$105	$349	$158	$152	$666	$4,442	3,948	$1,125

Attributable to Newmont(9)							$4,006	3,524	$1,137

(1)	Excludes copper production at Boddington and Batu Hijau of $721. Consolidated Costs Applicable to Sales totaled $3,733 for the nine months ended September 30, 2013.
(2)	Excludes Amortization and Reclamation and remediation.
(3)	Includes stockpile and leach pad write-downs of $3 at Nevada, $63 at Yanacocha, $90 at Boddington, $50 at Other Australia/New Zealand and $50 at Batu Hijau.
(4)	Includes by-product credits of $155.
(5)	Remediation costs include operating accretion of $45 and amortization of asset retirement costs of $60.
(6)	Excludes the copper allocation to advanced projects and exploration of $11.
(7)	Other expense, net is adjusted for restructuring of $50, TMAC transaction costs of $45 and the copper allocation of $13.
(8)	Excludes $862 of capital expenditures. The following development projects are excluded: Phoenix Copper Leach, Turf Vent Shaft, Yanacocha Bio Leach, Conga, Merian, Ahafo Mill Expansion and Akyem for 2013.
(9)	Excludes attributable gold production from our affiliates, La Zanja and Duketon.

Nine Months Ended September 30, 2012	Costs Applicable to Sales(1)(2)(3)(4)	Remediation Costs(5)	Advanced Projects and Exploration(6)	General and Administrative	Other Expense, Net(7)	Sustaining Capital(8)	All-In Sustaining Costs	Ounces Sold (000)(9)	All-In Sustaining Costs per ounce
Nevada	$817	$9	$124	$—	$17	$404	$1,371	1,236	$1,109
La Herradura	96	—	28	—	—	38	162	164	988
Other North America	—	—	2	—	3	—	5	—

North America	913	9	154	—	20	442	1,538	1,400	1,099

Yanacocha	523	25	49	—	48	375	1,020	1,087	938
Conga	—	—	48	—	—	—	48	—
Other South America	—	—	59	—	2	—	61	—

South America	523	25	156	—	50	375	1,129	1,087	1,039

Attributable to Newmont							609	558	1,091

Boddington	449	5	6	—	2	61	523	507	1,032
Other Australia/New Zealand	573	17	66	—	39	167	862	674	1,279

Australia/New Zealand	1,022	22	72	—	41	228	1,385	1,181	1,173

Batu Hijau	47	2	3	—	6	15	73	48	1,521
Other Indonesia	—	—	—	—	(3)	—	(3)	—

Indonesia	47	2	3	—	3	15	70	48	1,458

Attributable to Newmont							32	23	1,391

Ahafo	241	3	42	—	18	66	370	422	877
Akyem	—	—	15	—	—	—	15	—
Other Africa	—	—	8	—	1	—	9	—

Africa	241	3	65	—	19	66	394	422	934

Corporate and Other	—	—	97	162	19	19	297	—

Consolidated	$2,746	$61	$547	$162	$152	$1,145	$4,813	4,138	$1,163

Attributable to Newmont(9)							$4,255	3,584	$1,187

(1)	Excludes copper production at Boddington and Batu Hijau of $361. Consolidated Costs Applicable to Sales totaled $3,107 for the nine months ended September 30, 2012.
(2)	Excludes Amortization and Reclamation and remediation.
(3)	Includes stockpile and leach pad write-downs of $5 at Yanacocha and $22 at Other Australia/New Zealand.
(4)	Includes by-product credits of $165.
(5)	Remediation costs include operating accretion of $41 and amortization of asset retirement costs of $20.
(6)	Excludes the copper allocation to advanced projects and exploration of $20.
(7)	Other expense, net is adjusted for Hope Bay care and maintenance of $129, Boddington contingent consideration of $12, restructuring costs of $48 and the copper allocation of $36.
(8)	Excludes $1,249 of capital expenditures. The following development projects are excluded: Phoenix Copper Leach, Turf Vent Shaft, Emigrant, Yanacocha Bio Leach, Conga, Merian, Tanami Shaft, Ahafo Mill Expansion and Akyem for 2012.
(9)	Excludes our attributable gold production from our affiliates, La Zanja and Duketon.

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Laurie Brlas

Laurie Brlas

Executive Vice President, Chief Financial Officer

cc:	James Giugliano

Brian Bhandari

Jim Lopez

Adam Turk

Stephen Gottesfeld, Executive Vice President, General Counsel and Corporate Secretary

Chris Howson, Vice President and Controller

Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary